SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       Monolithic System Technology, Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                   609842 10 9
                                  ------------
                                 (CUSIP Number)


                                December 31, 2002
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------

CUSIP No. 609842 10 9                    13G              Page 2 of 4 Pages
-----------------------------                       ----------------------------




--------------------------------------------------------------------------------
     1)   Name of Reporting Person
          Wing-Yu Leung
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  2,675,303
                          ------------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  600,000
                          ------------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  2,675,303
                          ------------------------------------------------------
       Person with:         8) Shared Dispositive Power   600,000
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          3,275,303
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]  Not applicable.  (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          10.8%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

ITEM 1.    (a)  The name of the issuer is Monolithic System Technology, Inc.
                (the "Company").

           (b) The principal executive offices of the Company are located at 1020 Stewart Drive, Sunnyvale, California 94085.

ITEM 2.    (a)  The name of the filing person is Wing-Yu Leung.

           (b) The business address for Wing-Yu Leung is 1020 Stewart Drive, Sunnyvale, California 94085.

           (c)  Wing-Yu Leung is a citizen of the United States of America.

           (d)  The title of the class of securities is Common Stock.

           (e)  The CUSIP number of the Common Stock is 609842 10 9.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

           This statement is being filed pursuant to Rule 13d-1(d).

ITEM 4.    OWNERSHIP.

           According to the Company's Quarterly Report on Form 10-Q filed on November 14, 2002, there are 30,200,820 shares of Common Stock issued and outstanding as of November 7, 2002.

           (a) Number of shares beneficially owned: 3,275,303

           (b) Percent of class: 10.8%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 2,675,303

               (ii)  Shared power to vote or to direct the vote: 600,000

               (iii) Sole power to dispose or to direct the disposition of:
                      2,675,303

               (iv)  Shared power to dispose or to direct the disposition of:
                     600,000

               Wing-Yu Leung has sole voting and dispositive authority over 2,512,900 shares which he personally owns (in addition, he may purchase up to 162,403 shares pursuant to options exercisable within 60 days).

               Wing-Yu Leung shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares held in trust for the benefit of his son Michael Pak Shing Leung (the "Michael Trust"); and he shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares held in trust for the benefit of his son Matthew Pak-Ling Leung (the "Matthew Trust"). Wing-Yu Leung disclaims beneficial ownership of the 300,000 shares held by the Michael Trust and the 300,000 shares held by the Matthew Trust as he has no economic interest in any of these shares.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003

                                   Wing-Yu Leung

                                        /s/ Wing-Yu Leung
                                   ----------------------------